SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                              (Amendment No. 2)

                  Under the Securities Exchange Act of 1934


                       Sheffield Pharmaceuticals, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 8212 3D309
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 15, 1997
           (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                       (continued on following pages)





   CUSIP No. 8212 3D309                   Schedule 13D (Amendment No. 2)


        1)   Name of Reporting Persons/S.S. or I.R.S. Identification Nos.
             of  Above  Persons  Global   Capital  Management,  Inc./FEIN
             41-1625323

        2)   Check the Appropriate Box if a Member of a Group
             (a) [  ]       (b) [  ]

        3)   SEC Use Only


        4)   Source of Funds
                  WC

        5)   Check Box  if Disclosure  of Legal  Proceedings is  Required
             Pursuant to Item 2(d) or 2(e)      [  ]

        6)   Citizenship or Place of Organization
                            Delaware

        Number of Shares Beneficially Owned by Each Reporting Person with:

             (7)  Sole Voting Power
                  958,004 (See Item 5)

             (8)  Shared Voting Power
                  0

             (9)  Sole Dispositive Power
                  958,004 (See Item 5)

             (10) Shared Dispositive Power
                  0

        11) Aggregate Amount Beneficially Owned by Each Reporting Person 958,004 (See Item 5)

        12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

        13)  Percent of Class Represented by Amount in Row (11)
                  7.4% (See Item 5)

        14)  Type of Reporting Person
                  CO







                              Page 2 of 4 Pages





                                SCHEDULE 13D
                               AMENDMENT NO. 2

             This Amendment No. 2 to the Statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. This Amendment No. 2 amends and supplements the Statement on Schedule 13D and the Amendment No. 1 thereto relating to the common stock, par value $0.01 per share ("Common Stock"), of Sheffield Pharmaceuticals, Inc. (formerly Sheffield Medical Technologies Inc.), a Delaware corporation (the "Issuer"), previously filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D. Except as amended herein, the Schedule 13D and the Amendment No. 1 thereto previously filed remain unchanged.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5(a) is hereby amended by adding the following:

        (a)  Without  modifying the description  set forth above  in this
             Item 5(a), as of August 15, 1997, the Investors held (i) Series A Preferred Stock that was convertible into an aggregate of 782,141 shares of Common Stock and (ii) Warrants that were exercisable for an aggregate of 150,663 shares of Common Stock. Furthermore, as of August 15, the Investors were entitled to cumulative dividends of an aggregate of 25,200 shares of Common Stock upon conversion of the Series A Preferred Stock or exercise of the Warrants. Based on the Issuer s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the quarter ended June 30, 1997, there were 11,988,274 shares of Common Stock outstanding as of that date. Based on that number of shares and treating the shares of Common Stock underlying the Investors Series A Preferred Stock, Warrants and cumulative dividends as also being outstanding, Global would be deemed to be the beneficial owner of 7.4% of the Issuer s outstanding Common Stock.

        Item 5(c) is hereby amended to read as follows:

        (c) No transactions in Common Stock were effected by the Investors during the sixty (60) days prior to August 15, 1997.











                              Page 3 of 4 Pages





                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: September 9, 1997                GLOBAL   CAPITAL   MANAGEMENT,
   INC.



                                 By: /s/ John D. Brandenborg
                                     -----------------------------------
                                     Name:   John D. Brandenborg
                                     Title:  Vice-President






































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